Exhibit 99.1

DHX MEDIA DELIVERS 83% REVENUE GROWTH IN Q1 2018

Halifax, NS – 14 November 2017 –

•	Revenue up 83% overall, including 16% organic growth
•	Adjusted EBITDA of $22.8 million[1], on plan
•	$5.8 million in Peanuts’ synergies and company-wide cost reductions expected to be realized in F2018

DHX Media Ltd. (“DHX Media” or the “Company”) (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children’s content and brands company, reported its first quarter results for the period ended September 30, 2017.

“We’re off to a good start for Fiscal 2018, with 83% revenue growth, and we are on plan to achieve our annual growth targets,” said Dana Landry, CEO of DHX Media. “We are encouraged by the organic revenue growth in our core production and distribution businesses, and the fact that the newly acquired Peanuts and Strawberry Shortcake assets significantly expand our consumer products portfolio. With this acquisition, we are now positioned to meet the unprecedented global demand for kids’ and family content.

Mr. Landry continued, “We’re on track to achieve our target of $11 million in annualized Peanuts’ synergies and company-wide cost reductions. $5.8 million is expected to be realized in Fiscal 2018. We’re focused on cash generation and delivering incremental returns on the investments we’ve made over the past few years in new content. We will use this cash flow primarily to de-lever and to deliver on organic growth opportunities as they arise.”

Financial Highlights[1] (in millions of Cdn$)	Three Months ended September 30,
	2018	2017
Revenue	$98.6	$53.8
Gross Margin	$43.0	$31.2
Gross Margin (%)	44%	58%
Adjusted EBITDA	$22.8	$14.8
Net Income	$8.1	$1.4

1Gross Margin means revenue less direct production costs and expense of film and television programs produced (per the financial statements). Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, share-based compensation expense, and adjustments for other identified charges. The definitions of Gross Margin and Adjusted EBITDA are included in the “Use of Non-GAAP Financial Measures” section of the Company’s Q1 2018 Management Discussion and Analysis. Adjusted EBITDA and Net Income reflect only the portion attributable to DHX Media (excluding non-controlling interests).

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	NEW YORK 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 +1 212-293-8555	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400

First Quarter Results Point to a Positive Start for Fiscal 2018

Q1 2018 revenue of $98.6 million included 16% organic growth, and 67% acquisitive growth, primarily from Peanuts and Strawberry Shortcake, over the same three-month period last year. During the quarter, our production and distribution businesses grew 51% to $43.3 million, as we realized on a healthy pipeline for our kids’ content. With the acquisition, we have significantly grown the scale of our licensing business, including our in-house agency, CPLG, to 42% of total revenue. We will leverage this scale to continue to grow consumer products across a broader portfolio of our own brands to drive cash generation.

Gross margin of 44% reflected the new mix of our business as well as higher third-party revenues from distribution and WildBrain, and continued advancement of the Mattel partnership projects during the first quarter of 2018.

Adjusted EBITDA1 of $22.8 million is tracking on plan with net income of $8.1 million.

Implementing Peanuts’ Synergies and Company-Wide Cost Reductions

Both the Peanuts integration and cost-reduction program continue to progress on plan. We are on track to realize our target of $11 million in total annualized acquisition-related synergies and cost reductions by the end of Fiscal 2019, of which $5.8 million is expected to be recognized in Fiscal 2018.

As part of Peanuts-related cost synergies, we have centralized our U.S. brands operations, are rationalizing personnel and duplicate functions, and have initiated the first three agency conversions. Incremental to these synergies, we have implemented cost reduction initiatives towards growing EBITDA. Cost-saving measures included licensing the non-core interactive games division to a third-party, which has assumed its full operations and related expenditures.

Executing on a Diversified Business to Realize Growth in a Positive Content Market

Content continues to be core to our business as we deliver on our strategic priorities of: (i) expanding our content library; (ii) distributing our shows globally; and (iii) developing global brands with strong consumer product potential.

Content Creation – Total production revenue in Q1 2018 rose by 45% to $20.2 million, comprised of 11 new proprietary half-hours that contributed $2.5 million in revenue, while service projects accounted for $17.6 million in revenue. Service work continued to be robust, which generates more predictable cash flows and also includes production on four properties pursuant to our strategic pact with Mattel, in which we participate across multiple revenue streams.

At quarter-end, $37.1 million was invested in new episodes in progress with the majority of these productions expected to be delivered in Fiscal 2018 and into early Fiscal 2019, which will feed future growth opportunities in distribution and consumer products.

Content Distribution – Our original and library titles continue to be in demand across a broad range of linear and streaming platforms worldwide. This was evidenced by traditional distribution revenue rising by 40% to $12.3 million in the 2018 first quarter compared with a year ago, and 18% on an organic basis.

Our WildBrain network on YouTube continued to expand at a vigorous pace. WildBrain revenue of $10.9 million reflected 79% organic growth, as well as contribution from Kiddyzuza and Ellie Sparkles, two independent YouTube channels that were acquired recently towards accelerating the growth and size of our ad-based video-on-demand network.

Content-Driven Consumer Products – As a top-five pre-school property in the U.K., Teletubbies continues to drive steady toy sales while extending into new products and categories including publishing and live events, as well as expanding internationally into Germany, China, the Middle East and the Scandinavian region. In addition, we are building global brand awareness for Teletubbies through YouTube, where the brand has grown to be one of WildBrain’s top-five revenue generating properties, now attracting 100 million monthly views across 237 territories.

Subsequent to quarter-end, the U.K., France and the Middle East marked the first three territories to be transferred to CPLG from third-party agencies as we realize on targeted synergies from the Peanuts acquisition. We will leverage CPLG, our in-house, full-service licensing group, to grow this timeless brand in under-exploited territories.

Dividend Declaration

Today, the Company declared a dividend for the quarter of $0.02 on each common voting share and variable voting share outstanding to the shareholders of record at the close of business on November 28, 2017 to be paid on December 18, 2017.

Outlook

Management has reaffirmed its outlook metrics for Fiscal 2018, including cash flow and adjusted EBITDA, which are detailed in the Outlook section of the Company’s Q1 2018 MD&A, available at www.dhxmedia.com, on www.sedar.com or http://www.sec.gov/edgar.

Analyst and Investor Webcast and Conference Call

DHX Media Management will hold a live webcast and presentation with slides for analysts and investors on November 14, 2017 at 8:00 a.m. ET, at the following address: https://edge.media-server.com/m6/p/76cbytcz.

To listen by phone, please call +1(844) 492-6042 toll-free, or +1(478) 219-0838 internationally and reference conference ID 2885398. Please allow 10 minutes to be connected to the conference call. The presentation for the call will also be posted to the Investor Relations section of our website, at: http://www.dhxmedia.com/investors/.

Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2016
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues	98,621	53,834
Direct production costs and expense of film and television produced	(56,650)	(22,650)
Gross margin	42,971	31,184
Selling, general, and administrative	(19,826)	(17,643)
Amortization, finance and other expenses, net	(11,631)	(11,542)
Provision for income taxes	(1,947)	(627)
Net income loss	9,567	1,372
Net income attributable to non-controlling interests	(1,419)	-
Net income attributable to Shareholders of the Company	8,148	1,372

Cumulative translation adjustment	(5,828)	1,356
Comprehensive income	3,739	2,728
Basic earnings per common share	0.06	0.01
Diluted earnings per common share	0.06	0.01
Weighted average common shares outstanding (expressed in thousands)
Basic	134,407	133,788
Diluted	135,197	134,730

Adjusted net income	9,258	1,810
Basic adjusted earnings per common share	0.07	0.01
Diluted adjusted earnings per common share	0.07	0.01

Revenues

Revenues for Q1 2018 were $98.62 million (63% organic, 37% acquisitive), up 83% from $53.82 million for Q1 2017. The increase for Q1 2018, was due to strong growth in total distribution revenue (including WildBrain) (91% organic, 9% acquisitive), accounting for 19% of the growth, higher consumer products-owned revenues (6% organic, 94% acquisitive), accounting for 72% of the growth, robust growth in producer and service fee revenues (all organic), accounting for 16% of the growth, offset by decrease proprietary production revenues (all organic), offsetting 2% of the growth, a decrease in consumer products represented revenues (all organic), offsetting 2% of the growth, and a decline in DHX Television revenue (all organic), offsetting 3% of the growth. A detailed review of each source of revenue is included below.

Proprietary production revenues: Proprietary production revenues for Q1 2018 were $2.52 million (all organic), a decrease of 28% compared to $3.50 million for Q1 2017. For Q1 2018, the Company added 11.0 proprietary half-hours to the library, down 69% versus 35.0 proprietary half-hours for Q1 2017. The Company had expected to deliver 13 half-hour episodes of Supernoobs-Season 2 during Q1 2018, but delivery was delayed slightly; these 13 half-hour episodes will be delivered and the revenue recognized during the remainder of Fiscal 2018. For Q1 2018, the Company added 12.0 half-hours of third party produced titles with distribution rights (Q1 2017 - 27.0 half-hours), a decline of 56%. Third party produced titles with distribution rights are an example of the operational synergies associated with owning DHX Television; a number of such titles are now generating significant distribution revenues for the Company.

Distribution and WildBrain revenues: Management is pleased to report that for Q1 2018, total distribution revenues were $23.16 million (91% organic, 9% acquisitive), up 58% from $14.68 million for Q1 2017, driven by strong growth in both WildBrain and traditional distribution, as well as acquisitive revenues mainly from Peanuts, but also including Kiddyzuzaa and Ellie Sparkles, of $2.19 million. At $12.26 million (85% organic, 15% acquisitive) for Q1 2018, distribution revenues excluding WildBrain were up $3.48 million or 40% from $8.78 million for Q1 2017, driven by the robust content environment and the continued strong demand for content from competing SVOD services. For Q1 2018, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with ABC Australia, Hulu, MTV3 Oy, NPO, RTL Disney. Management is happy to report that revenues from WildBrain were $10.90 million (97% organic, 3% acquisitive) for Q1 2018, reflecting 85% growth versus Q1 2017 revenues of $5.90 million.

Consumer products-owned revenues (including live tour revenue, music and digital royalties): For Q1 2018, the consumer products-owned revenues were $36.21 million (6% organic, 94% acquisitive), up 828% as compared to $3.90 million for Q1 2017, a direct result of the acquisition of the Peanuts and SSC. Management is very pleased to report that both Peanuts and Strawberry Shortcake performed in-line with our expectations, accounting for the acquisitive growth in consumer products owned revenues. As noted in the 2017 Annual MD&A, the Teletubbies have not yet gained sufficient traction in the US market; accordingly, the expected consumer products revenues have been slow. Management continues to be pleased with the performance of the Teletubbies in the UK and is optimistic about the early indications for the Teletubbies in both Germany and China. For Q1 2018, the Company recognized live tour revenues of $0.20 million versus $0.65 million for Q1 2017.

Producer and service fee revenues: For Q1 2018, the Company earned $17.64 million (all organic) of producer and service fee revenues, an increase of 69% versus the $10.41 million from Q1 2017, as the acceleration of a number of key production service projects continued in Q1 2018, including, amongst other projects, My Little Pony, Rocky and Bullwinkle, and Carmen Sandiego. Also included in producer and service fee revenues are revenues of $4.58 million related to the Company's Mattel partnership projects, including Bob the Builder, Fireman Sam, Little People, and Polly Pocket, which while carrying slightly lower gross margins are generating distribution and consumer products revenues and will continue to generate revenue for years into the future. The strong growth in producer and service fee revenues is a reflection of both the continued robust global demand for animated content and the quality and efficiency of both our Vancouver and Halifax animation studios.

Television revenues: For Q1 2018, DHX Television revenues were down 9% to $14.09 million (all organic) from $15.44 million from Q1 2017. At $13.08 million for Q1 2018, subscriber revenues were down 6% from 13.95 million from Q1 2017, a combination of lower total subscribers and slightly lower average subscriber rates, consistent with Management's expectations. Management is reviewing its plan for advertising on the channels, including considering strategic partnerships to create a pathway for growth. In Q1 2018, 93% of the television revenues were subscriber revenues.

Consumer products-represented revenues: For Q1 2018, consumer products-represented revenues were down $0.89 million, or 15%, to $5.01 million (all organic) compared to Q1 2017 at $5.90 million, as revenues from Despicable Me and Minions, which benefited Q1 2017, have now tailed off. When considering the expected declines from Despicable Me and Minions, Management was generally pleased with the performance of its portfolio of represented brands, including Sesame Street, Dora the Explorer, and Hatchimals in certain territories. Management remains optimistic about the future prospects for and operating leverage provided by CPLG, as Management has already begun to convert third party agencies for Peanuts and Strawberry Shortcake, having announced the immediate conversion of Peanuts in the Middle East and the pending conversions of Peanuts in the UK and France effective January 1, 2018.

Gross Margin

The Company groups proprietary production, distribution (including WildBrain), and consumer products-owned into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Gross margin for Q1 2018 was $42.97 million, an increase in absolute dollars of $11.79 million or 38% compared to $31.18 million for Q1 2017. As expected, overall percentage gross margin was down for Q1 2018 at 44% of revenue compared to 58% of revenue for Q1 2017 as the acquisition of Peanuts and SSC has altered the composition of the Company's gross margin. At 41% for Q1 2018, proprietary content gross margins as a percentage of revenue were down from 52% in Q1 2017, primarily a result of three factors: i) the impact of the acquisition of Peanuts and SSC, which carries a lower percentage gross margin as the result of a revenue based talent fee payable to the estate of Charles M. Schulz, ii) higher than normal third party traditional distribution revenues, which are expected to revert to historical levels for the remainder of Fiscal 2018 and carry a lower percentage gross margin, iii) the continued strong growth of third party revenues in WildBrain, which also carry a lower percentage gross margin and are expected to continue to fuel WildBrain’s robust growth. Producer and service margins for Q1 2018 were 24%, compared to 42% for Q1 2017, as Management continued to direct studio capacity towards its Mattel partnership projects, which while generating a lower percentage gross margin, carry with them significant distribution and consumer products rights. At 61%, gross margins for DHX Television, were largely consistent with Q1 2017 gross margins at 62% as Management has continued to reduce external content costs. Gross margin for Q1 2018, was calculated as revenues of $98.62 million, less direct production costs and expense of investment in film & television programs of $55.65 million (Q1 2017-$53.83 million less $22.65 million).

For Q1 2018, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: the proprietary content business had a gross margin of $25.19 million or 41%, net producer and service fee revenue margin of $4.15 million or 24%, television margin was $8.63 million or 61%, and consumer products-represented revenue margin was $5.01 million or 100%.

Operating Expenses (Income)

SG&A

SG&A costs for Q1 2018 increased 12% to $19.83 million compared to $17.64 million for Q1 2017. SG&A includes $1.19 million (Q1 2017-$1.29 million) in non-cash share-based compensation. When adjusted, cash SG&A at $18.64 million increased 14% as compared to $16.35 million for Q1 2017, a result of the additional SG&A costs from the acquisition of Peanuts and SSC. As previously communicated, Management is in the process of reviewing and reducing SG&A expenses across the Company and expects quarterly cash S&A to decline throughout Fiscal 2018, while continuing to drive growth in WildBrain and ensuring a smooth integration of Peanuts and SSC.

Adjusted EBITDA Attributable to DHX Media

For Q1 2018, Adjusted EBITDA attributable to DHX Media was $22.79 million, up $7.96 million or 54% over $14.83 million for Q1 2017. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of the MD&A for the definition and detailed calculation of Adjusted EBITDA.

About DHX Media

DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world’s foremost producers of children’s shows, DHX Media owns the world’s largest independent library of children’s content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children’s channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX Media including, but not limited to, statements regarding the integration of the acquisitions of Peanuts and Strawberry Shortcake and the expected financial and other impacts associated with such acquisitions, including synergies, cost reduction initiatives and the resulting financial and other impacts associated with such initiatives, the timing of production schedules and deliveries, expectations regarding the growth and financial performance of WildBrain, expected benefits associated with the Company’s agreement with Mattel, the performance and growth of the Teletubbies brand, management’s review of strategic options for promotion and advertising on DHX Media’s television channels, the strategic priorities of the Company, the markets and industries in which the Company operates, the Company’s plans for deploying its cash flow, strategic plans for growing the Company’s consumer products business, the impact of the Company’s production activities on its distribution and consumer products businesses, the business strategies and operational activities of DHX Media and its subsidiaries, and the future growth and financial and operating performance of DHX Media, its subsidiaries, and investments, including annual growth and other financial targets. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include delivery and scheduling risk associated with production and distribution revenues, the Company’s ability to execute and close anticipated licensing transactions, the Company’s ability to effectively integrate the Peanuts and Strawberry Shortcake acquisitions and realize synergies associated with such acquisitions, the Company’s ability to execute and realize on expected cost reduction initiatives, customer response to properties and brands of the Company and the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230